February 10, 2025

Edwin Kim

Matthew Derby

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	RAD Technologies Inc.
Amendment No. 3 to Offering Statement on Form 1-A
Filed on January 29, 2025
File No. 024-12513

Dear Messrs. Kim and Derby:

Thank you for the opportunity to respond to the verbal comment received from the staff of the Division of Corporate Finance (the “Staff”) on February 10, 2025 regarding the Offering Statement on Form 1-A of RAD Technologies Inc. (the “Company”).

As a result of this verbal comment, the Company hereby represents it will recirculate to revised solicitation of interests materials to prospective investors who previously received solicitations regarding the Company’s previous offering under Regulation D, which also identified the Company’s intention to undertake an offering under Regulation A. This offering under Regulation D is identified in Part 1 of the Company’s Form 1-A Offering Statement, as well as in its discussion of liquidity and capital resources in its offering circular. Such revised solicitations of interest will be recirculated pursuant to Rule 255(d) of Regulation A.

The revised solicitation of interest message will be substantially as follows:

I am writing in regards to emails you may have received from us in December, which requested your interest in a Regulation D offering available only to accredited investors.  There might have been some confusion whether the terms of that offering were also available in our planned Regulation A offering.  To clear things up, here are the terms of both offerings:

Regulation D (only available to Accredited Investors)

●	Share Price: $0.55

●	Class of Stock: Class B Common Stock

●	Minimum Investment: $1,998.8

●	Automatic Bonus: Receive 10% bonus shares on any investment, reducing your effective share price to $0.50.

●	Additional Bonuses:

○	Existing RAD Investors: 15%

○	Investments of $10,000+: 10%

○	Investments of $25,000+: 15%

○	Investments of $50,000+: 20%

Regulation A (will be available to any investor)

●	Share Price: $0.55

●	Class of Stock: Class B Common Stock

●	Minimum Investment: $999.90 (or $1,019.90 including the investor transaction fee)

●	Additional Bonuses:

○	Existing RAD Investors (prior to the launch of the Regulation A): 20%.

○	Regulation D Waitlist: 20%

○	Testing the Waters Waitlist: 5%

○	Investments of $5,000.05+: 10%

○	Investments of $10,000.10+: 15%

○	Investments of $25,000.25+: 20%

●	Note the maximum bonus for any investment in the Company’s Regulation A is 20%

We are excited about the upcoming launch of our Regulation A fundraise and we invite you to learn more about RAD Intel at invest.radintel.ai.

RAD TECHNOLOGIES INC. IS TESTING THE WATERS UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. AN OFFERING STATEMENT REGARDING THIS OFFERING HAS BEEN FILED WITH THE SEC. YOU MAY OBTAIN A COPY OF THE PRELIMINARY OFFERING CIRCULAR THAT IS PART OF THAT OFFERING STATEMENT FROM https://www.sec.gov/Archives/edgar/data/1810055/000149315225004146/partiiandiii.htm

Thank you again for the opportunity to respond to your questions to the Offering Statement of RAD Technologies Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc:	Jeremy Barnett, Chief Executive Officer, RAD Technologies Inc.